SEC FILE NUMBER 000-23590
CUSIP NUMBER 76155G206

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one)	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: June 30, 2019

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Revolution Lighting Technologies, Inc.

Full Name of Registrant

(Former Name if Applicable)

177 Broad Street

Address of Principal Executive Office (Street and Number)

Stamford, Connecticut 06901

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Revolution Lighting Technologies, Inc. (the “Company”) has determined that it is unable to file its Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2019 (the “2019 Q2 Form 10-Q”) within the prescribed time period for the following reasons.

As previously disclosed in its prior filings with the SEC, including its Form 8-K filed on June 20, 2019, the Company is cooperating with an ongoing investigation by the Securities and Exchange Commission (the “SEC”) relating in part to the manner in which the Company recognized revenue on “bill and hold” transactions. The Audit Committee of the Company’s Board of Directors (the “Audit Committee”) conducted an investigation, the focus of which was to review the extent to which the Company incorrectly recognized revenue with respect to bill and hold transactions. The investigation found, among other things, that the Company did not meet all of the accounting criteria for recognizing revenue on a bill and hold basis from 2014 through the second quarter of 2018 and, thus, certain revenues during this timeframe were not recognized in the proper period.

As previously disclosed, the Company has concluded that its consolidated financial statements as of and for each of the annual periods in the four-year period ended December 31, 2017, each fiscal quarter of 2017 and the first two fiscal quarters of 2018 should no longer be relied upon and should be restated. The full impact of the errors on the Company’s financial statements has not yet been determined. However, the Company is working diligently on restating these financial statements. Pending completion of the restatement and the related audit work, the Company will not be able to provide the financial statements required to be included in the 2019 Q2 Form 10-Q. Although no assurance can be given as to when such restatement and audit work can be completed, the Company intends to become current in its financial reporting obligations under the Securities Exchange Act of 1934 as soon as practicable.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Robert LaPenta	(203)	504-1111
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).    ☐  Yes    ☒  No

The Company has not filed its Quarterly Reports on Form 10-Q for the quarterly periods ended September 30, 2018 and March 31, 2019 and its Annual Report on Form 10-K for the fiscal year ended December 31, 2018.

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?    ☒  Yes    ☐  No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As discussed above, the Company’s consolidated financial statements as of and for June 30, 2018, as well as for several prior fiscal periods, should no longer be relied upon, and the full impact of the errors on the Company’s financial statements has not yet been determined. However, as previously disclosed, the Company currently estimates the restatement will result in an aggregate decrease to revenue over the entire restatement period of $7.3 million, of which $3.1 million will increase revenue subsequent to June 30, 2018 and $4.2 million represents transactions with a third party distributor which the company believes should have been accounted for like intercompany transactions, reducing both revenue and cost of sales. If the Company had recorded revenue based on shipments to customers and had corrected all known errors unrelated to bill and hold revenue accounting, the Company estimates the impact would be to increase revenue in the first half of 2018 by $1.4 million to $71.6 million. By comparison, the Company expects its revenue during the six months ended June 30, 2019 to be approximately $51.9 million.

The revenue estimates above are preliminary and have not been reviewed by the Company’s independent registered public accounting firm and therefore are subject to change. In addition, these revenue estimates and the revenue estimates in the Company’s prior filings are subject to revision based on the outcome of the restatement and audit of the Company’s financial statements as described above. The Company’s final results may differ materially from these estimates and previously reported results.

Forward-looking statements

Except for statements of historical fact, the matters discussed herein are “forward-looking statements” within the meaning of the applicable securities laws and regulations. The words “estimates”, “expects,” “believes” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Forward-looking statements, including statements regarding the possible impact of the restatement on the Company’s previously reported financial statements and the Company’s estimated revenue and the Company’s ability to complete the restatement and the audit and become current in its financial reporting obligations, involve risks and uncertainties that may cause actual results to differ materially from those stated here. Factors that could cause actual results to differ materially from those in the forward-looking statements include, but are not limited to, the risk that additional information may arise in the process of the review or audit of any revised financial statements that would require the Company to make additional or different adjustments, the time, effort and expense required to complete the restatement of the Company’s financial statements, the Company’s ability to continue to meet its liquidity needs and the other risks described more fully in the Company’s filings with the SEC. Forward-looking statements reflect the views of the Company’s management as of the date hereof. The Company does not undertake to revise these statements to reflect subsequent developments.

Revolution Lighting Technologies, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	August 12, 2019	By:	/s/ Robert V. LaPenta
		Name:	Robert V. LaPenta
		Title:	Chief Executive Officer and President

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).